Exhibit 99.1

ARC Resources Ltd. confirms October 15, 2012 dividend amount

CALGARY, Sept. 17, 2012 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") confirms that a dividend of $0.10 per share designated as an eligible dividend will be paid on October 15, 2012 to shareholders of record on September 28, 2012.  The ex-dividend date is September 26, 2012.

As at September 17, 2012 the trailing twelve-month payments to investors, including the September 17, 2012 payment, total $1.20 per share.

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8 billion.  ARC's common shares trade on the TSX under the symbol ARX.

ADVISORY - In the interests of providing ARC shareholders and potential investors with information regarding ARC, including management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and the Ontario Securities Commission.  Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including those risks and uncertainties contained in ARC Resources Ltd.'s Annual Information Form filed at www.sedar.com, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

John P. Dielwart,
Chief Executive Officer

SOURCE: ARC Resources Ltd.

%CIK: 0001029509

For further information:

For further information about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB  T2P 0H7

CO: ARC Resources Ltd.

CNW 14:39e 17-SEP-12